September 10, 2007

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
Mail Stop 7010
Washington, D.C.  20549-0405

RE:          Don Marcos Trading Co.
Amendment No. 3 to Registration Statement on Form SB-2 (the “Registration Statement”)
File No. 333-142976

Dear Mr. Schwall:

Thank you for the comments in your letter dated August 23, 2007 (the “Comment Letter”) regarding our Registration Statement.  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

General

1.           The Registration Statement has been amended to update the interim financial statements and their disclosure throughout the Registration Statement in accordance with Item 310(g) of Regulation S-B.

2a.         We have added a subsection to the “Business” section entitled “Blank Check Company Issues” where we discuss the reasons we believe we are not a blank check company within the meaning of Rule 419 as follows:

“Blank Check Company Issues

Rule 419 of the Securities Act of 1933 (the “Act”) governs offerings by “blank check companies.”  Rule 419 defines a “blank check company” as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Our management believes that our company does not meet the definition of a “blank check company” because, while we are in the development stage, we do have a specific business plan and purpose.  We were formed in 1999 to be the sole importer and distributor of Don Marcos® Coffee from Costa Rica.  We have been conducting activities since 1999 and continuing through the present by: (i) applying for our trademark in 1999 and processing our trademark registration application through 2002; (ii) establishing a merchant account in 2000; (iii) establishing a website in 2000; and (iv) entering into a Distribution Agreement with Don Marcos Coffee Company, S.A. in 2003.  In 2004, we were enforcing our intellectual property rights.  In 2007, we had our coffee tasted by professional coffee tasters and designed the packaging for the coffee.  However, we have not yet made any sales of coffee nor generated any revenues from operations.”

b.           We have expanded on the discussion previously requested regarding common shareholders and management of this company and prior companies in the “Selling Stockholders” section in a new subsection entitled “Prior Transactions of Management and Selling Stockholders” to disclose the history of Nucotec and Salty’s Warehouse, including the change of control transactions and the connections and similarities between our company, Nucotec and Salty’s Warehouse as follows:

“Prior Transactions of Management and Selling Stockholders

Certain of our officers and directors, specifically, Earl T. Shannon, Steven W. Hudson, and Scott W. Bodenweber, were officers, directors and shareholders of other companies which have since been sold.  See “Management.”  Those companies were Tornado Gold International Corporation formerly known as Nucotec, Inc. and EWorld Interactive, Inc. formerly known as Salty’s Warehouse, Inc.  Additionally, certain of our selling stockholders were investors in those companies.  The chart below displays all of the selling stockholders in this offering who were also selling stockholders in the Nucotec, Inc. and Salty’s Warehouse, Inc. registration statements.  Earl T. Shannon, Steven W. Hudson, and Scott W. Bodenweber personally contacted each of these investors as they are related to or have personal or business relationships with each of these investors.  Additionally, these investors may have familial relationships with each other.

[COMPARISON CHART OF SELLING STOCKHOLDERS IN ALL THREE COMPANIES APPEARS HERE.]

Each of the shareholders listed above as being shareholders of Nucotec, Inc. sold their Nucotec, Inc. stock in a change of control transaction on or about March 19, 2004 and received proceeds from that transaction.

Each of the shareholders listed above as being shareholders of Salty’s Warehouse, Inc. sold their Salty’s Warehouse, Inc. stock in a change of control transaction on December 11, 2006 and received proceeds from that transaction.”

While we currently have no intention to sell this company or change its business plan, this could happen in the future withou prior notice to our shareholders. See "Risk Factors - Our business could change in the future without prior notice to our shareholders."

Plan of Operations

Current Activities and Plans

3.           The cuppers are taste testers and there are many qualified cuppers available to taste our coffee.  We are not dependent on these cuppers because there are many other cuppers available for us to use.  We have known the two cuppers that we use for several years and we do not anticipate any problems with them in the future.  We are providing this information to you supplementally per your request.

Business

Don Marcos Coffee

4.           We have described the distributorship agreement between Don Marcos Coffee Company S.A. and our company in the section entitled “Certain Relationships and Related Transactions.”

Closing Comments

Thank you for your continued review of this Registration Statement.  Marked copies of Amendment No. 3 to the Registration Statement are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

Don Marcos Trading Co.

/s/ Earl T. Shannon
By: Earl T. Shannon
Its: President

cc:  Donna Levy, Esq.